FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July , 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES EXERCISE BY UNDERWRITERS OF OVER-ALLOTMENT
OPTION FOR AN ADDITIONAL US$29 MILLION

•	19.6 million additional shares placed at a price of Ps. 20.00 per share or US$ 5.90 per ADS
•	Total gross proceeds from equity offering reach US$221 million

Mexico City, July 15, 2009 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that the underwriters of its equity offering exercised in full the over-allotment option for an additional 19.6 million shares, equivalent to approximately US$29 million. The exercise price was Ps. 20.00 per share or Ordinary Participation Certificate (CPO) and US$5.90 per American Depositary Share (ADS), which is identical to the price of the equity placement on July 9th. Each CPO represents one share; each ADS represents four CPOs.

Of the 19,565,217 shares placed, 13,695,652 shares were allocated to the international underwriters, and 5,869,565 shares were allocated to the Mexican underwriters.

With the full exercise of the over-allotment option, ICA has sold a total of 150 million shares, which represent approximately 23.3% of ICA’s total equity, after giving effect to the offering. Seventy percent of the total offering (105 million shares) was placed internationally, and thirty percent (45 million shares) was placed in Mexico. The total gross proceeds were the equivalent of approximately US$221 million.

Merrill Lynch & Co. is the global coordinator for the international offering. Merrill Lynch & Co., Santander Investment Securities Inc. and Citigroup Global Markets Inc. are joint bookrunners for the international offering. Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander, Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, and Merrill Lynch México, S.A. de C.V., Casa de Bolsa are joint bookrunners for the Mexican offering.

You may request a copy of the prospectus supplement from Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080, +1 (212) 449-1000, or on the Company’s website, www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer